UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46412

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Asia Pacific Financial Management Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

145 Aspinall Avenue
(No. and Street)

Hagatna	Guam	96910
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sandra McKeever	671-472-6400	smckeever@apfmg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington St, Bldg. S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

02/24/09	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandra McKeever_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Asia Pacific Financial Management Group, Inc._____, as of 12/31_____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

BARBARA L. LUJAN
NOTARY PUBLIC
In and for Guam, U.S.A.
My Commission Expires: JUNE 23, 2025
145 Aspinall Avenue Hagatna, GU 96910

Title: President

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.

(a Guam Corporation)

Report Pursuant to Rule 17a-5(d)

For the Year ended December 31, 2022

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.

(a Guam Corporation)

Financial Statements and Other Financial Information

Year ended December 31, 2022

Contents



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Asia Pacific Financial Management Group, Inc.
Hagatna, Guam

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Asia Pacific Financial Management Group, Inc., as of December 31, 2022, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Asia Pacific Financial Management Group, Inc., as of December 31, 2022, and the results of its operations and its cash flows for the year then ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Asia Pacific Financial Management Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 19 through 24 has been subjected to audit procedures performed in conjunction with the audit of Asia Pacific Financial Management Group, Inc.'s financial statements. The supplemental information is the responsibility of Asia Pacific Financial Management Group, Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as the Asia Pacific Financial Management Group, Inc.'s auditor since 2020.
Norwell, Massachusetts

February 24, 2023

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.

(a Guam corporation)

Statement of Financial Condition

December 31, 2022

ASSETS

Cash and cash equivalents	$	21,041
Deposit with clearing organization		50,000
Funds held in trading securities account		576,125
Receivable from brokers		227,197
Prepaid expenses		9,212
Deferred tax asset		27,297
Operating Lease		149,655
Property, equipment and leasehold improvements, operating lease		
net of accumulated depreciation (note 7)		91,244
Total assets		$ 1,151,771

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	173,200
Commissions payable to stockholders	146,239
Commissions payable to other brokers	13,086
Operating Lease	149,655
Total liabilities	482,180

Commitments and contingencies (notes 6 and 9)

Stockholders' equity:

Common stock, $1 par value. 800,000 shares authorized;	
26,000 shares issued and outstanding	26,000
Additional paid-in capital	11,500
Retained earnings	784,091
	821,591
Less: Treasury stock, 2,592 shares at cost	(152,000)
Total stockholders' equity	669,591
Total liabilities and stockholders' equity	$ 1,151,771

See accompanying notes to financial statements and auditors' report.

3

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.

(a Guam corporation)

Statement of Operations

December 31, 2022

Revenues:	
Investment advisory fees	$ 1,988,607
Annuity commissions	23,497
Investment commissions	31,839
Life insurance commissions	41,305
Mutual fund 12b-1 fees	30,610
Trading losses	(118,741)
Account annual fees	2,250
Interest income	26,821
Other income	75,740
Total revenues	2,101,928
Operating expenses:	
Commissions	1,425,209
Employee compensation and benefits	574,830
Other operating expenses	217,158
Occupancy and equipment (note 7)	52,410
Taxes and licenses	667
Depreciation	25,913
Technology and communications	7,240
Total operating expenses	2,303,427
Operating income and income before income taxes	(201,499)
Guam income tax benefit	(52,291)
Net Loss	$ (149,208)

See accompanying notes to financial statements and auditors' report.

4

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Changes in Stockholders' Equity

Year ended December 31, 2022

| | Common Stock | | Additional Paid-in | Retained | Treasury | |
	Shares	Amount	Capital	Earnings	Stock	Total
Balance December 31, 2021	26,000	$ 26,000	$ 12,000	$ 933,299	$ (152,000)	$ 819,299
Net income		-	-	(149,208)	-	(149,208)
Purchase of treasury stock		-	-	-	-	-
Change additional paid-in capital			(500)			(500)
Dividends declared and paid		-	-	-	-	-
Balance December 31, 2022	26,000	$ 26,000	$ 11,500	$ 784,091	$ (152,000)	$ 669,591

See accompanying notes to financial statements and auditors' report.

5

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Cash Flows

Year ended December 31, 2022

Cash flows from operating activities:	
Net loss	$ (149,208)
Adjustments to reconcile net income to net cash	
provided by operating activities	
Depreciation	25,913
Changes in assets and liabilities:	
Funds held in trading securities accounts	60,821
Receivables from brokers	77,657
Prepaid expenses	(658)
Deferred tax asset	(27,297)
Accounts payable	(47,584)
Commissions payable	(24,139)
Deferred tax liability	(24,994)
Guam income tax payable	(7,742)
Net cash provided by operating activities	(117,231)
Cash flows from financing activities:	
Return of capital	(500)
Net cash used by financing activities	(500)
Cash flows from investing activities:	
Purchases of property and equipment	(45,065)
Net cash used in investing activities	(45,065)
Net decrease in cash	(162,796)
Cash at beginning of year	183,837
Cash at end of year	$ 21,041
Supplemental cash paid for taxes	$ 7,742

See accompanying notes to financial statements and auditors' report.

6

1. **Organization and Nature of Business**

   Asia Pacific Financial Management Group, Inc. (APFMG or the Company), previously named Asia Pacific Investors Services, was incorporated under the laws of the Territory of Guam on March 2, 1993 with the filing of its incorporation documents at the Government of Guam Department of Revenue and Taxation. The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and as an investment adviser under the Investment Advisers Act of 1940. APFMG renders investment management and broker-dealer services in mutual funds, corporate stocks and fixed income securities on both an agency and principal basis to its Guam located customers on a fully disclosed basis through other broker-dealers. APFMG is exempt from the reserve requirement under SEC rule 15c3-3(k)(2)(ii) since it does not handle or carry customer securities and cash. Non-covered company activities or other eligible activities are not required to comply with the requirements of SEC rule 15c3-3 by reason of the SEC's guidance set forth on Footnote 74 of the SEC Release No. 34-70073.

2. **Significant Accounting Policies**

   Basis of Accounting

   The Company utilizes the accrual method of accounting. Security transactions and related commission revenue and expense are recorded on a trade date basis.

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash Equivalents

   For purposes of the statement of financial condition and the statement of cash flows, cash is defined as cash on hand, money market accounts, cash due from banks and brokerage accounts, and cash on deposit with banks.

   Accounts Receivable

   Accounts receivable primarily represent management and consulting fees due for financial and investment advisory services. The Company's customers are primarily individuals and businesses located in Guam, but the funds are invested primarily in large U.S. companies. The

2. **Significant Accounting Policies, continued**

Accounts Receivable, continued

Company has a geographic concentration. If all of the investment firms that Company deals with were unable to meet their obligations, the Company would experience a loss equal to the balance of accounts receivable reflected in the accompanying statement of financial condition.

Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes commission income and fees from asset management services. The recognition of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognized revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expense are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Life insurance commissions. The Company sells life insurance as a broker. The Company recognizes revenue for the commissions it earns over time as the premiums are collected.

Interest Revenue. The Company earns interest revenue principally from client money market and margin accounts. This income is included in Income.

Mutual fund 12b-1 fees. Consist primarily of commissions paid directly to the Company by mutual fund stockholders at the time of sale (front-end commissions) and fees paid to the broker/dealer by the mutual fund over a period of time referred to as 12b-1 fees.

8

2. **Significant Accounting Policies, continued**

Revenue Recognition, continued

> *Annuity commissions.* The Company sells annuities to customers and earns commissions on the initial sale as well as residual commissions based on the amount invested.

> Asset Management

> *Investment advisory fees.* The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.

Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Costs to Obtain or fulfill a Contract with a Customer

The Company does not incur significant costs to obtain contracts with customers, such as commissions paid to employees for obtaining new contracts. The Company has therefore not recorded an asset for such costs.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost or estimated net book value at the date of transfer. Depreciation of property and equipment, and amortization of leasehold improvements, which is included in depreciation expense, is based on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lives of the respective lease or the service lives of the improvements.

Income Taxes

The Territory of Guam has adopted the Internal Revenue Code (IRC) as the local income tax, on a "mirror image" basis.

2. **Significant Accounting Policies, continued**

Income Taxes, continued

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered

or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company does not have any unrecognized tax benefits at December 31, 2022 that would affect the annual effective tax rate. The Company evaluates its tax positions and will provide for an uncertainty if it is probable that the position would not be sustainable. The Company's policy is to reflect penalties and interest separately from the income tax provision

The Company files its corporate income tax return in the Territory of Guam. With few exceptions, the Company is no longer subject to Guam income tax examinations by tax authorities for years before 2019. The Company does not have any unrecognized tax benefits at December 31, 2022 that would affect the annual effective tax rate.

The Company recognizes interest accrued related to unrecognized tax benefits as interest expense and recognizes penalties in operating expenses. The Company did not recognize any interest or penalties in the year ended December 31, 2022, related to unrecognized tax benefits.

Advertising

The costs of non-direct response advertising are charged to expense as incurred.

3. **Revenue from Contracts with Customers**

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source.

3. Revenue from Contracts with Customers, continued

Disaggregated Revenue from Contracts with Customers, continued

Asset management fees	
Investment advisory fees	$ 1,988,607
Commissions	
Investment commissions	31,839
Mutual fund 12b-1 fees	30,610
Life insurance commissions	39,165
Annuity commissions	23,497
Supplemental insurance commissions	2,140
Total commissions	127,251
Total revenue from contracts with customers	$ 2,115,858
Total other revenue	(13,930)
Total Revenue	$2,101,928

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2022:

Performance Obligations Satisfied at a Point in Time	$ 2,020,446
Performance Obligations Satisfied Over Time	81,482
Total Revenue based on Performance Obligations	$ 2,101,928

4. Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

4.   **Fair Value, continued**

Fair Value Hierarchy, continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

The Board of Directors is responsible for the Company's fair value valuation policies, processes, and procedures. The Board implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value, including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

4.   **Fair Value, continued**

Processes and Structure, continued

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Cash and cash equivalents, and deposits with clearing organizations are essentially cash and are therefore valued at fair value. The fair value of amounts receivable from brokers, prepaid expenses, accounts payable, accrued expenses, and commissions payable are approximately the same as their carrying values, due to the short-term nature of the accounts.

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

Level 1

Corporate equities	$245,301
Exchange traded products	163,125
Total	$408,426

The investments carried at fair value above are included with a cash equivalent of $167,699 in the accompanying statement of financial condition as "Funds held in trading securities account" at a total of $576,125.

Management determines the appropriate classification of investment securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments in securities with a readily determinable fair value, not accounted for under the equity method, are recorded at that value with unrealized gains and losses included in earnings. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. Debt securities held to maturity are carried at amortized cost and unamortized gains and losses are not recognized. Realized gains and losses are included in other income or expense in the statement of operations on a specific-identification basis.

4. **Fair Value, continued**

Fair Value Option

FASB ASC 825, *Financial Instruments*, provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for

certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has not been elected as of December 31, 2022.

5. **Accounting Pronouncements**

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU introduced a comprehensive, principles-based framework for recognizing revenue that supersedes the revenue recognition requirements contained in FASB ASC 605 *Revenue Recognition* and virtually all industry-specific revenue recognition guidance. The ASU provides a framework to address revenue recognition issues, create more consistency and comparability of revenue recognition practices, and improve the usefulness of financial information provided to the users of the financial statements through additional disclosures.

The FASB has issued several ASUs subsequent to the issuance of ASU 2014-09 to provide further clarification. The subsequent ASUs have the same effective date as that of ASU 2014-09.

In August 2015 the original effective dates of ASU 2014-09 were deferred by one year through the issuance of ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*. The effective date of ASU 2014-09 is therefore for annual reporting periods beginning after December 15, 2017 (for public entities). The Company adopted ASU 2014-09 under the modified retrospective approach, applying the amendments to prospective reporting periods. Results for reporting periods beginning after January 1, 2019, are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the historic accounting under Topic 605. The implementation of the standard did not change the amounts of revenue recognized by the Company, nor did it require a cumulative adjustment to reported earnings. The implementation of the standard resulted in expanded disclosures of the types of revenue recognized by the Company.

5. Accounting Pronouncements, continued

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. This ASU was issued to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the statement of financial condition and disclosing key information about leasing arrangements. This ASU became effective for public entities for years beginning after December 15, 2018. The Company implemented this ASU as of January 1, 2019.

6. Operating Lease Assets and Liabilities

The Company leases its administrative office under a noncancelable operating lease with a term expiring on December 31, 2022. The lease was renewed, with the current term expiring December 31, 2026. Monthly rent under the lease is $3,400. The building and related improvements from which APFMG conducts its operations are owned by U.D.P. Corporation, a Guam corporation owned two-thirds by APFMG's former majority (57%) stockholder. The former majority shareholder sold his interest in APFMG to the then current CEO/President, who was formerly a 20% shareholder before purchasing the additional 57% interest. Payments under this lease for the year ended December 31, 2022, were $40,800.

As of December 31, 2022, the Company has a commitment to pay rent under this lease as follows:

Years ending December 31:	
2023	40,800
2024	40,800
2025	40,800
2026	40,800
Total lease payments	163,200
Less amount representing interest	(13,545)
Lease liability as of 12/31/2022	$ 149,655

The operating lease liability has been discounted to a present value at December 31, 2022 of $149,655 using the Company's incremental borrowing rate of five and one quarter percent (5.25%). Future interest expense to be recognized under this lease is $13,545.

7. Property and Equipment

A summary of property and equipment as of December 31, 2022, follows:

Furniture	$ 222,708
Equipment	78,550
Leasehold improvements	32,014
	333,272
Less accumulated depreciation	(242,028)
Property and equipment, net	$ 91,244

8. Guam Income Tax

During the year ended December 31, 2022, the Company paid $7,742 in Guam income taxes. Income taxes currently payable are $0 at December 31, 2022.

Actual income tax expense differed from the "expected" tax expense computed by applying the statutory tax rate (21%) to earnings before income as follows:

"Expected" tax at statutory rate	$ -
Unrealized losses on investments	(24,936)
Net operating loss carryforward	(20,444)
Difference between tax and book depreciation	(6,911)
Income tax expense (benefit)	$ (52,291)

Deferred income taxes result from significant temporary differences between income for financial reporting purposes and taxable income. These differences arose principally from the use of accelerated tax depreciation, a limitation on the deductibility of charitable contributions, and a net operating loss carryforward.

Income tax expense for the year ended December 31, 2022, was as follows:

Income tax expense (benefit) – current	$ -
Income tax expense (benefit) – deferred	(52,291)
Total income tax expense (benefit)	$ (52,291)

8. **Guam Income Tax, continued**

The components of the deferred tax asset (liability) at December 31, 2022 are as follows:

<u>Deferred tax asset</u>	
Unrealized losses on investments	$ 24,936
Net operating loss carryover	<u>20,444</u>
	45,380
Valuation allowance	<u>(-)</u>
Net deferred tax asset	$ 45,380
<u>Deferred tax liability</u>	
Excess of tax over book depreciation	$ <u>(18,083)</u>

The net deferred tax asset reported in the accompanying financial statements is $27,297.

9. Employee Benefit Plans

Cash Balance Plan

In 2021, the Company set up a cash balance plan for its employees. The cash balance plan is a type of tax-qualified, employer-sponsored retirement savings plan. The cash balance plan is employer funded and is a type of tax-qualified, employer-sponsored retirement savings plan. As of December 31, 2022, the Company's current payable for its cash balance contribution is $162,449, which is included in accounts payable and accrued expenses at December 31, 2022.

Profit Sharing Contributions

The Company has a company funded profit sharing retirement plan. The Company's board of directors determines the Company profit sharing contribution, if any, each year. The Company's contribution for each Plan year is allocated based on a weighting of years of service and eligible compensation among the participants who qualify for a profit-sharing contribution. As of December 31, 2022, the Company's current payable for-profit sharing contributions is approximately $6,794, which is included in accounts payable and accrued expenses at December 31, 2022.

10. Subsequent Events

In preparing the accompanying financial statements and these footnotes, management has evaluated subsequent events through February 24, 2022, which is the date the financial statements were available to be issued.

11. Net Capital Requirement

APFMG is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). On December 31, 2022, APFMG had net capital of $476,798, which was $454,630 in excess of its required net capital of $22,168. The Company's net capital ratio was .697 to 1.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2022

NET CAPITAL:

Total stockholders' equity qualified for net capital		$ 669,591
Additions:		
Allowable credit for deferred income taxes payable		0
Deductions:		
Non-allowable assets:		
Clearing account deposit	(0)	
Broker and other receivables	(272)	
Prepaid expenses	(9,212)	
Deferred tax asset	(27,297)	
Furniture, equipment and leasehold improvements	(91,244)	
Petty cash	(150)	
		(128,175)
Net capital before haircuts on securities positions (tentative net capital)		541,678
Haircuts on securities from Part IIA		(64,618)
Net capital		$ 476,798

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Computation of Aggregate Indebtedness

December 31, 2022

Total liabilities in the statement of financial condition	$ 332,525
Deferred income taxes payable	-
Aggregate indebtedness for the Forms Report	$ 332,525
Net capital	$ 476,798
Percentage of aggregate indebtedness to net capital	69.7 %

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Computation of Basic Net Capital Requirement

December 31, 2022

Minimum net capital required (6 and 2/3 percent of aggregate indebtedness)	$ 22,168
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$ 5,000
Net capital requirement	$ 22,168
Net capital	$ 476,798
Excess net capital	$ 454,630
Excess net capital at 1000%	
Excess net capital	$ 454,630
Less: 10% of aggregate indebtedness	33,253
Excess net capital at 1000%	$ 421,377

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Reconciliation with Focus Report Form X-17A-5

December 31, 2022

Total ownership equity qualified for net capital per original Focus Report		$ 617,300
Amendments:		
Total expenses in original report	224,330	
Total expenses in amended report	411,990	
Change in expenses		(52,291)
Total ownership equity qualified for net capital per amended Focus Report		669,591
Total ownership equity qualified for net capital per Audit		$ <u>669,591</u>

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Schedule II

Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2022

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii). Non-covered company activities or other eligible activities are not required to comply with the requirements of SEC rule 15c3-3 by reason of the SEC's guidance set forth on Footnote 74 of the SEC Release No. 34-70073.

See accompanying auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Schedule III

Information Relating to Possession or Control Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2022

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision. Non-covered company activities or other eligible activities are not required to comply with the requirements of SEC rule 15c3-3 by reason of the SEC's guidance set forth on Footnote 74 of the SEC Release No. 34-70073.

See accompanying auditors' report.

Asia Pacific Financial Management Group's Exemption Report

Asia Pacific Financial Management Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by provisions in 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: effecting customer transactions in securities such as mutual funds; investment advisory services; and/or direct sale of variable annuity insurance products; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Asia Pacific Financial Management Group, Inc.

I, Sandra McKeever, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By:_____

    Sandra McKeever, President
    February 24, 2023



LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Asia Pacific Financial Management Group, Inc.
Hagatna, Guam

We have reviewed management's statements, included in the accompanying Asia Pacific Financial Management Group, Inc. Exemption Report in which (1) Asia Pacific Financial Management Group, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Asia Pacific Financial Management Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Asia Pacific Financial Management Group, Inc. identified that the non-covered Asia Pacific Financial Management Group, Inc.'s activities or other eligible activities are not required to comply with the requirements of SEC Rule 15c3-3 by reason of the SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073 (July 30, 2013). The FAQs, as described herein, are essentially an implementation of the footnote 74 requirements. Asia Pacific Financial Management Group, Inc. stated that Asia Pacific Financial Management Group, Inc. met the identified exemption provision throughout the most recent fiscal year of 2022, without exception. Asia Pacific Financial Management Group, Inc. management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Asia Pacific Financial Management Group, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) Footnote 74 of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.
We have served as the Asia Pacific Financial Management Group, Inc.'s auditor since 2020.
Norwell, Massachusetts

February 24, 2023



LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Shareholders of
Asia Pacific Financial Management Group, Inc.
Hagatna, Guam

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Asia Pacific Financial Management Group, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences,

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences,

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences, and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.
We have served as the Asia Pacific Financial Management Group, Inc.'s auditor since 2020.
Norwell, Massachusetts

February 24, 2023

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Asia Pacific Financial Management Group, Inc.
145 Aspinall Avenue
Hagatna, Guam 96910

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Melinda Sulit; 671-472-6400

2. A. General Assessment (item 2e from page 2) $(10)

B. Less payment made with SIPC-6 filed (exclude interest) (0)

_______________ Date Paid

C. Less prior overpayment applied (56)

D. Assessment balance due or (overpayment) (66)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $(66)

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Asia Pacific Financial Managment Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 01 day of February, 20 23.

Executive Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2022 and ending December 31, 2022

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 2,101,929

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(3,426)

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

118,741

Total additions

115,315

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

2,182,770

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

41,326

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

Enter the greater of line (i) or (ii)

Total deductions

2,224,096

2d. SIPC Net Operating Revenues

$ (6,852)

2e. General Assessment @ .0015

$ (10)

(to page 1, line 2.A.)

2